SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Vera Bradley, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

92335C106

(CUSIP Number)

Alan Singer, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Page 1 of 15 Pages)

CUSIP No. 92335C106	SCHEDULE 13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 4,610,469 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 4,610,469 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,610,469 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS Robert J. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,463 Shares
	8	SHARED VOTING POWER 5,530,826 Shares (1)
	9	SOLE DISPOSITIVE POWER 54,463 Shares
	10	SHARED DISPOSITIVE POWER 5,530,826 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,585,289 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 4,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 46,838 shares held by the Barbara Bradley Baekgaard Family Foundation, 173,519 shares held by the Joan Byrne Hall 2015 Grantor Retained Annuity Trust, 200,000 shares held by the Joan Byrne Hall 2016 Grantor Retained Annuity Trust #1 and 500,000 shares held by the Joan Byrne Hall 2017 Grantor Retained Annuity Trust #1.

CUSIP No. 92335C106	SCHEDULE 13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS Joan Byrne Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 5,483,988 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 5,483,988 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,483,988 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 4,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 173,519 shares held by the Joan Byrne Hall 2015 Grantor Retained Annuity Trust, 200,000 shares held by the Joan Byrne Hall 2016 Grantor Retained Annuity Trust #1 and 500,000 shares held by the Joan Byrne Hall 2017 Grantor Retained Annuity Trust #1.

CUSIP No. 92335C106	SCHEDULE 13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS James B. Byrne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 873,519 Shares (1)
	8	SHARED VOTING POWER 4,657,307 Shares (2)
	9	SOLE DISPOSITIVE POWER 873,519 Shares (1)
	10	SHARED DISPOSITIVE POWER 4,657,307 Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,530,826 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 173,519 shares held by the James B. Byrne 2015 Grantor Retained Annuity Trust, 200,000 shares held by the James B. Byrne 2016 Grantor Retained Annuity Trust #1 and 500,000 shares held by the James B. Byrne 2017 Grantor Retained Annuity Trust #1.
(2)	Includes 4,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 46,838 shares held by the Barbara Bradley Baekgaard Family Foundation.

CUSIP No. 92335C106	SCHEDULE 13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS Thomas F. Byrne, II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 873,519 Shares (1)
	8	SHARED VOTING POWER 4,657,307 Shares (2)
	9	SOLE DISPOSITIVE POWER 873,519 Shares (1)
	10	SHARED DISPOSITIVE POWER 4,657,307 Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,530,826 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 173,519 shares held by the Thomas F. Byrne, II 2015 Grantor Retained Annuity Trust, 200,000 shares held by the Thomas F. Byrne, II 2016 Grantor Retained Annuity Trust #1 and 500,000 shares held by the Thomas F. Byrne, II 2017 Grantor Retained Annuity Trust #1.
(2)	Includes 4,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 46,838 shares held by the Barbara Bradley Baekgaard Family Foundation.

CUSIP No. 92335C106	SCHEDULE 13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS Michael C. Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 191,962 Shares
	8	SHARED VOTING POWER 6,229,112 Shares (1)
	9	SOLE DISPOSITIVE POWER 191,962 Shares
	10	SHARED DISPOSITIVE POWER 6,229,112 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,421,074 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 4,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 46,838 shares held by the Barbara Bradley Baekgaard Family Foundation, 698,286 shares held by the Michael C. Ray 2009 Grantor Retained Annuity Trust, 173,519 shares held by the Anne-Marie Ray 2015 Grantor Retained Annuity Trust, 200,000 shares held by the Anne-Marie Ray 2016 Grantor Retained Annuity Trust #1 and 500,000 shares held by the Anne-Marie Ray 2017 Grantor Retained Annuity Trust #1.

CUSIP No. 92335C106	SCHEDULE 13D	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS Anne-Marie Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 1,571,805 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 4,610,469 Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,182,274 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 698,286 shares held by the Michael C. Ray 2009 Grantor Retained Annuity Trust, 173,519 shares held by the Anne-Marie Ray 2015 Grantor Retained Annuity Trust, 200,000 shares held by the Anne-Marie Ray 2016 Grantor Retained Annuity Trust #1 and 500,000 shares held by the Anne-Marie Ray 2017 Grantor Retained Annuity Trust #1.
(2)	Includes 4,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS Barbara Bradley Baekgaard Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 46,838 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 46,838 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,838 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 10 of 15 Pages

This Amendment No. 7 (“Amendment No. 7”) amends the Schedule 13D, as such schedule has previously been amended (the “Schedule 13D”), filed by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust (the “Trust”), Robert J. Hall, Joan Byrne Hall, Michael C. Ray, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and the Barbara Bradley Baekgaard Foundation (the “Foundation” and, collectively with the persons and entities named above, the “Reporting Persons”) with respect to common stock, no par value (the “Common Stock”), of Vera Bradley, Inc. (the “Issuer”). Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Barbara B. Baekgaard (“Baekgaard”), co-founder and a director of the Issuer, created the Trust on January 19, 2009 and served as its sole trustee until January 19, 2013. On January 19, 2009, Baekgaard contributed 8,810,469 shares of Common Stock to the Trust. On January 19, 2013, Baekgaard resigned as trustee of the Trust, and Joan Byrne Hall and Michael C. Ray were appointed as co-trustees of the Trust. Joan Byrne Hall is Baekgaard’s daughter and is married to Robert J. Hall, the Chairman of the Board of Directors of the Issuer. Michael C. Ray is married to Baekgaard’s daughter, Anne-Marie Ray, and was Chief Executive Officer of the Issuer prior to his retirement in November 2013. On October 27, 2014, Michael C. Ray resigned as trustee of the Trust, and James B. Byrne was appointed a co-trustee to serve with Joan Byrne Hall. James B. Byrne is Baekgaard’s son. In their capacities as co-trustees of the Trust, Joan Byrne Hall and James B. Byrne are deemed to indirectly beneficially own the Common Stock held by the Trust (the “Trust Shares”). In addition, Michael C. Ray is also deemed to indirectly beneficially own the Trust Shares because of his continued influence in the investment and voting of such shares. Thomas F. Byrne, II is also deemed to indirectly beneficially own the Trust Shares because of his continued influence in the investment of such shares. Thomas F. Byrne, II is Baekgaard’s son. Robert J. Hall is also deemed to indirectly beneficially own the Trust Shares because of his influence with regard to Joan Byrne Hall’s investment and voting power with respect to the shares held by the Trust. Anne-Marie Ray is deemed to indirectly beneficially own the Trust Shares because of her relationship to Michael C. Ray.

On July 1, 2015, the Trust distributed 200,000 shares of Common Stock, of which 50,000 shares of Common Stock were distributed to each of the beneficiaries of the Trust, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray, and Joan Byrne Hall. Each of James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and Joan Byrne Hall then immediately made a gift of 25,000 shares of the Common Stock he or she received to the Foundation and the remaining 25,000 shares of Common Stock to Indiana University. As a result, each of the Foundation and Indiana University received a total of 100,000 shares of Common Stock. The Foundation also has sold 53,162 shares of Common Stock, the proceeds of which were used to fund charitable donations, and intends to sell the remaining 46,838 shares of Common Stock it holds from time to time and use the proceeds to fund charitable donations. James B. Byrne, Thomas F. Byrne, II, Robert J. Hall and Michael C. Ray are deemed to indirectly beneficially own the Common Stock held by the Foundation (the “Foundation Shares”) because they share in the investment and voting power over the Foundation Shares.

CUSIP No. 92335C106	SCHEDULE 13D	Page 11 of 15 Pages

On September 21, 2015, the Trust distributed 1,200,000 shares of Common Stock, of which 300,000 shares of Common Stock were distributed to each of the beneficiaries of the Trust, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and Joan Byrne Hall. Each of James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and Joan Byrne Hall then immediately transferred the 300,000 shares of Common Stock he or she received to the James B. Byrne 2015 Grantor Retained Annuity Trust (the “James Byrne 2015 GRAT”), the Thomas F. Byrne, II 2015 Grantor Retained Annuity Trust (the “Thomas Byrne 2015 GRAT”), the Anne-Marie Ray 2015 Grantor Retained Annuity Trust (the “Anne-Marie Ray 2015 GRAT”) and the Joan Byrne Hall 2015 Grantor Retained Annuity Trust (the “Joan Hall 2015 GRAT” and, together with the James Byrne 2015 GRAT, the Thomas Byrne 2015 GRAT and the Anne-Marie Ray 2015 GRAT, the “2015 GRATs”), respectively. As the trustee of the James Byrne 2015 GRAT, James B. Byrne is deemed to indirectly beneficially own the shares held by the James Byrne 2015 GRAT. As the trustee of the Thomas Byrne 2015 GRAT, Thomas F. Byrne, II is deemed to indirectly beneficially own the shares held by the Thomas Byrne 2015 GRAT. As the trustee of the Joan Hall 2015 GRAT, Joan Byrne Hall is deemed to indirectly beneficially own the shares held by the Joan Hall 2015 GRAT. As the trustee of the Anne-Marie Ray 2015 GRAT, Anne-Marie Ray is deemed to indirectly beneficially own the shares held by the Anne-Marie Ray 2015 GRAT. Robert J. Hall and Michael C. Ray are deemed to indirectly beneficially own the shares held by the Joan Hall 2015 GRAT and the Anne-Marie Ray 2015 GRAT, respectively, as they share in the investment and voting power over the Joan Hall 2015 GRAT and the Anne-Marie Ray 2015 GRAT, respectively.

On October 3, 2016, each of the 2015 GRATs made annuity payments of 126,481 shares of Common Stock to each of their respective trustees, James Byrne, Thomas Byrne, II, Joan Byrne Hall and Anne-Marie Ray (who also are the sole annuitants of their respective 2015 GRATs). Immediately thereafter, each of James Byrne, Anne-Marie Ray and Joan Byrne Hall assigned 126,481 shares of Common Stock to the James Bradley Byrne Revocable Trust, the Anne-Marie Ray Revocable Trust and the Joan Byrne Hall Revocable Trust (collectively, the “Revocable Trusts”), respectively. James Byrne, Anne-Marie Ray and Joan Byrne Hall are the sole trustees of their respective revocable trusts, and in those capacities, have had sole voting and investment power over their respective revocable trusts. As a result of sales and charitable contributions of Common Stock made by the Revocable Trusts in December 2016, the Revocable Trusts do not hold any shares of Common Stock.

On July 27, 2016, the Trust distributed 800,000 shares of Common Stock, of which 200,000 shares of Common Stock were distributed to each of the beneficiaries of the Trust, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and Joan Byrne Hall. Each of James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and Joan Byrne Hall then immediately transferred the 200,000 shares of Common Stock he or she received to the James B. Byrne 2016 Grantor Retained Annuity Trust #1 (the “James Byrne 2016 GRAT”), the Thomas F. Byrne, II 2016 Grantor Retained Annuity Trust #1 (the “Thomas Byrne 2016 GRAT”), the Anne-Marie Ray 2016 Grantor Retained Annuity Trust #1 (the “Anne-Marie Ray 2016 GRAT”) and the Joan Byrne Hall 2016 Grantor Retained Annuity Trust #1 (the “Joan Hall 2016 GRAT”), respectively. As the trustee of the James Byrne 2016 GRAT, James B. Byrne is deemed to indirectly beneficially own the shares held by the James Byrne 2016 GRAT. As the trustee of the Thomas Byrne 2016 GRAT, Thomas F. Byrne, II is deemed to indirectly beneficially own the shares held by the Thomas Byrne 2016 GRAT. As the trustee of the Joan Hall 2016 GRAT, Joan Byrne Hall is deemed to indirectly beneficially own the shares held by the Joan Hall 2016 GRAT. As the trustee of the Anne-Marie Ray 2016 GRAT, Anne-Marie Ray is deemed to indirectly beneficially own the shares held by the Anne-Marie Ray 2016 GRAT. Robert J. Hall and Michael C. Ray are deemed to indirectly beneficially own the shares held by the Joan Hall 2016 GRAT and the Anne-Marie Ray 2016 GRAT, respectively, as they share in the investment and voting power over the Joan Hall 2016 GRAT and the Anne-Marie Ray 2016 GRAT, respectively.

CUSIP No. 92335C106	SCHEDULE 13D	Page 12 of 15 Pages

On June 19, 2017, the Trust distributed 2,000,000 shares of Common Stock, of which 500,000 shares of Common Stock were distributed to each of the beneficiaries of the Trust, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and Joan Byrne Hall. Each of James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and Joan Byrne Hall then immediately transferred the 500,000 shares of Common Stock he or she received to the James B. Byrne 2017 Grantor Retained Annuity Trust #1 (the “James Byrne 2017 GRAT”), the Thomas F. Byrne, II 2017 Grantor Retained Annuity Trust #1 (the “Thomas Byrne 2017 GRAT”), the Anne-Marie Ray 2017 Grantor Retained Annuity Trust #1 (the “Anne-Marie Ray 2017 GRAT”) and the Joan Byrne Hall 2017 Grantor Retained Annuity Trust #1 (the “Joan Hall 2017 GRAT”), respectively. As the trustee of the James Byrne 2017 GRAT, James B. Byrne is deemed to indirectly beneficially own the shares held by the James Byrne 2017 GRAT. As the trustee of the Thomas Byrne 2017 GRAT, Thomas F. Byrne, II is deemed to indirectly beneficially own the shares held by the Thomas Byrne 2017 GRAT. As the trustee of the Joan Hall 2017 GRAT, Joan Byrne Hall is deemed to indirectly beneficially own the shares held by the Joan Hall 2017 GRAT. As the trustee of the Anne-Marie Ray 2017 GRAT, Anne-Marie Ray is deemed to indirectly beneficially own the shares held by the Anne-Marie Ray 2017 GRAT. Robert J. Hall and Michael C. Ray are deemed to indirectly beneficially own the shares held by the Joan Hall 2017 GRAT and the Anne-Marie Ray 2017 GRAT, respectively, as they share in the investment and voting power over the Joan Hall 2017 GRAT and the Anne-Marie Ray 2017 GRAT, respectively.

Robert J. Hall has acquired a total of 54,463 shares of Common Stock from the Issuer in connection with his service as a non-employee director of the Issuer, including 35,437 shares of Common Stock acquired upon vesting of restricted common shares upon completion of the Issuer’s initial public offering in October 2010 and an aggregate of 19,026 shares of Common Stock acquired between March 2012 and March 2016 upon the vesting of restricted stock units that were granted to him annually, in his capacity as a director of the Issuer, under the Vera Bradley, Inc. 2010 Equity and Incentive Plan.

In 2004, Michael C. Ray purchased 1,772,027 shares of Common Stock from the Company’s founders, Baekgaard and Patricia R. Miller, using the proceeds of a $500,000 loan from Baekgaard and Patricia R. Miller that Mr. Ray subsequently repaid in full. In July 2010, the Issuer granted to Mr. Ray, who was, at the time, the Company’s Chief Executive Officer, 155,923 restricted shares of the Issuer’s Common Stock. The restricted shares vested upon completion of the Issuer’s initial public offering in October 2010. In addition, in March 2012, Mr. Ray purchased 10,000 shares of Common Stock in the public trading markets, using his personal funds. In addition, Mr. Ray also received 10,059 shares of Common Stock as a result of the vesting, during 2012 and 2013, of restricted stock units granted to him under the Vera Bradley, Inc. 2010 Equity and Incentive Plan.

CUSIP No. 92335C106	SCHEDULE 13D	Page 13 of 15 Pages

In 2009, Michael C. Ray transferred 885,996 shares of Common Stock to the Michael C. Ray 2009 Grantor Retained Annuity Trust (the “2009 GRAT”) for the benefit of Mr. Ray’s spouse and children. Anne-Marie Ray has served as the sole trustee of the 2009 GRAT since January 19, 2013. Michael C. Ray shares investment power with respect to the shares of the 2009 GRAT.

All share information in this Amendment with respect to transactions occurring prior to October 18, 2010 have been adjusted to reflect a 35.437-for-one stock split, which occurred on that date.

Item 4.	Purpose of Transaction.

The Reporting Persons are holding the shares of Common Stock described in Item 3 for investment purposes, without the intention of changing or influencing control of the Issuer or participating in any transaction having that purpose or effect.

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in transactions with financial institutions and other parties with respect to the securities described herein as permitted by law. Except as stated herein, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of the ongoing evaluation of investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, one or more Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters as permitted by law.

Item 5.	Interest in Securities of the Issuer.

See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 36,154,015 outstanding shares of Common Stock of the Issuer as of May 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2017. In computing the number of shares of Common Stock beneficially owned by a person, common shares subject to options, warrants or rights, if any, held by that person that are currently exercisable or are exercisable or vest within 60 days of the date hereof are deemed outstanding with respect to that person but are not deemed outstanding with respect to any other person.

See Item 3 for a description of transfers of shares of Common Stock among the Reporting Persons.

During the past 60 days, none of the Reporting Persons engaged in reportable transactions in the Issuer’s Common Stock.

Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2017

BARBARA B. BAEKGAARD 2009 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Joan Byrne Hall
Joan Byrne Hall
Trustee

By:	/s/ James B. Byrne
James B. Byrne
Trustee

BARBARA BRADLEY BAEKGAARD FAMILY FOUNDATION

By:	/s/ Joan Byrne Hall
Joan Byrne Hall
Trustee

By:	/s/ James B. Byrne
James B. Byrne
Trustee

By:	/s/ Anne-Marie Ray
Anne-Marie Ray
Trustee

By:	/s/ Thomas F. Byrne, II
Thomas F. Byrne, II
Trustee

By:	/s/ Barbara B. Baekgaard
Barbara B. Baekgaard
Trustee

/s/ Robert J. Hall
Robert J. Hall

/s/ Joan Byrne Hall
Joan Byrne Hall

Page 15 of 15 Pages

/s/ Michael C. Ray
Michael C. Ray

/s/ James B. Byrne
James B. Byrne

/s/ Thomas F. Byrne, II
Thomas F. Byrne, II

/s/ Anne-Marie Ray
Anne-Marie Ray